

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Processing Section

NOV 17 2009

Washington, DC

SEC FILE NUMBER
8 - 28164

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __07/01/08__ AND ENDING __06/30/09__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Prospera Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

__5429 LBJ Freeway, Suite 400__

(No. and Street)

__Dallas__   __Texas__   __75240__

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – T elephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brad A. Kinder, CPA

(Name – *if individual, state last, first, middle name*)

__815 Parker Square__   __Flower Mound__   __Texas__   __75028__

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

■ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).



OATH OR AFFIRMATION

I, _____David Stringer_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Prospera Financial Services, Inc._____, as of _____June 30_____, 20___09____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____NONE_____

_____

_____

Signature

President
Title

_____
Notary Public

GRECHA STEPHENS
Notary Public, State of Texas
My Commission Expires
May 05, 2010

This report** contains (check all applicable boxes):
- ■ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. **None**
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BRAD A. KINDER, CPA

CERTIFIED PUBLIC ACCOUNTANT

815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
Prospera Financial Services, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Amended Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Amended Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period ended June 30, 2009, which were agreed to by Prospera Financial Services, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Prospera Financial Services, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Prospera Financial Services, Inc.'s management is responsible for the Prospera Financial Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Amended Form SIPC-7T with respective cash disbursement record entries noting no differences;

2. Compared the amounts for the period April 1, 2009 to June 30, 2009 contained within the report on the audited Form X-17A-5 for the year ended June 30, 2009, with the amounts reported in Amended Form SIPC-7T for the period April 1, 2009 to June 30, 2009 noting no differences;

3. Compared any adjustments reported in Amended Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Amended Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Amended Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BRAD A. KINDER, CPA

Flower Mound, Texas
November 12, 2009

SIPC-7T	SECURITIES INVESTOR PROTECTION CORPORATION	SIPC-7T
(27-REV 3/09)	805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215 202-371-8300 **Transitional Assessment Reconciliation**	(27-REV 3/09)

(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

PROSPERA FINANCIAL SERVICES, INC.

5429 LBJ FREEWAY, STE. 400

DALLAS TX 75240

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

CASSANDRA GALVAN   972-581-3029

2. A. General assessment [item 2e from page 2 (not less than $150 minimum)] $ 8,440

    B. Less payment made with SIPC-4 made in January, February or March 2009   (150   )
        (For all fiscal year ends except January, February, or March)

        _____
        Date Paid   8,290

    C. Assessment balance due
                                                                                        -0-
    D. Interest computed on late payment (see instruction E) for_____days at 20% per annum

    E. Total assessment balance and interest due (or overpayment carried forward) $ 8,290

    F. PAID WITH THIS FORM:
        Check enclosed, payable to SIPC
        Total (must be same as E above) $ 8,290

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

PROSPERA FINANCIAL SERVICES, INC.
_____
(Name of Corporation, Partnership or other organization)
_____
(Authorized Signature)

Dated the 12 day of November , 20 09 .

ACCOUNTING MANAGER
_____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

*******************AMMENDED FILING***************

Amounts for the fiscal period
beginning April 1, 2009
and ending 6-30- , 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)

$ ~~5,253,601~~ 5,252,863

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

-0-

(2) Net loss from principal transactions in securities in trading accounts.

-0-

(3) Net loss from principal transactions in commodities in trading accounts.

-0-

-0-

(4) Interest and dividend expense deducted in determining item 2a.

-0-

(5) Net loss from management of or participation in the underwriting or distribution of securities.

-0-

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

-0-

(7) Net loss from securities in investment accounts.

-0-

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

~~1,616,531~~ 1,616,533

(2) Revenues from commodity transactions.

8,356

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

100,753

(4) Reimbursements for postage in connection with proxy solicitation.

-0-

(5) Net gain from securities in investment accounts.

-0-

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

-0-

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

-0-

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

RENTAL INCOME

2,500

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -0-

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 148,496

Enter the greater of line (i) or (ii)

148,496

Total deductions

~~1,876,638~~ 1,876,638

2d. SIPC Net Operating Revenues

$ ~~3,376,225~~ 3,376,225

2e. General Assessment @ .0025

$ 8,440

(to page 1 but not less than $150 minimum)

2